SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For July 10, 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                               Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes      No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz repays a first tranche of the MILES bond in Munich Re shares

Allianz will be repaying a first tranche of about 50 percent of the MILES bond issued in January 2001 ahead of schedule by releasing Munich Re shares. The number of Munich Re shares used to redeem the bond will be based on the DAX Index and the average stock-market price of the Munich Re share during a 20-day reference period. This commences on July 18, 2003 and ends on August 14, 2003. The repayment in Munich Re shares will be made on August 25, 2003. As already announced in March, this transaction should be regarded in conjunction with Allianz' intention to reduce the shareholding in Munich Re to around 15 percent. Partial redemption of the index-linked convertible bond will presumably reduce the shareholding by around 3 percent.

The MILES index-linked exchangeable bond was issued on January 12, 2001 with a nominal value of then 2.0 billion euros. The current market value of the bond is around 1 billion euros. It matures on February 20, 2004.

Munich, July 10, 2003

These assessments are, as always, subject to the disclaimer provided below

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information.

No duty to update
The company assumes no obligation to update any information contained herein.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                        ALLIANZ AKTIENGESELLSCHAFT



                          By:  /s/ Dr. Reinhard Preusche
                               -------------------
                               Dr. Reinhard Preusche
                               Group Compliance



                          By:  /s/ Dr. Giovanni Salerno
                               ---------------------------
                               Dr. Giovanni Salerno
                               Group Compliance


Date:    July 10, 2003